NXT ENERGY COMPLETES US $1 MILLION BOLIVIA
CONTRACT EXPANSION AND ADVISES OF EXTENSION OF
SHARE PURCHASE ARRANGEMENT

CALGARY, ALBERTA, January 21, 2016 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB:NSFDF) is pleased to announce the final completion of its Bolivia survey contracts.

NXT Energy’s US $13 million (net of applicable Bolivia sales taxes arising) SFD® survey project for Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) commenced in May 2015, and its scope was later expanded by a value of approximately US $1 million (net). The Company’s interpreted results and recommendations for this additional survey data, which will be recognized as revenue in Q1-2016, were recently delivered, following which a final 50% progress billing of US $0.5 million (net) becomes due.

George Liszicasz, President & CEO of the Company stated, “The completion of this project and the integration of the SFD® data with our client’s existing geophysical data has allowed YPFB to make strategic decisions regarding the placement of focused seismic programs and drilling locations. We look forward to working with our Bolivian colleagues for many years to come.”

In addition, NXT Energy’s largest shareholder, Mr. George Liszicasz, advises that he has extended the term of the existing share purchase arrangement which he had personally granted in January 2014 to designated Company directors, officers, employees and advisors (see Press Release of January 20, 2014).

In recognition of their past dedication to the success of NXT Energy, Mr. Liszicasz (the “Grantor”) had personally granted rights to these individuals to acquire a total of 1,000,000 (the “Rights”) of the 8,000,000 NXT Energy common shares which he later received on August 31, 2015 upon the conversion of preferred shares issued to him by NXT Energy under a prior Technology Transfer Agreement.

Each of the Rights issued in 2014 entitled the holder to acquire from the Grantor one common share of NXT Energy at a fixed exercise price of $1.77 and were to expire on December 31, 2015. The expiry date was extended by the Grantor by one year to December 31, 2016, with the $1.77 exercise price remaining unchanged. These Rights are supplemental to existing incentives granted under the Company’s stock option plan.

Of the total number of Rights granted in 2014, 365,000 were issued to certain directors and officers, 370,000 to key employees of the Company, and the balance to advisors and consultants.

Mr. Liszicasz currently holds 15,196,490 (28.5%) of NXT Energy’s 53,306,109 outstanding common shares. He noted “I am proud of the significant advancements we have been making in advancing use of the SFD® technology. In 2014, I personally granted these Rights to a number of people who had made significant contributions in building the Company. The one-year extension of these Rights is intended to aid in ensuring the retention and rewarding of key people. It is also important to note that any future exercises of the Rights will not be dilutive to our shareholders”.

 About NXT Energy Solutions

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.